Date: 11/12/2009	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: YUKON-NEVADA GOLD CORP

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	16/11/2009
Record Date for Voting (if applicable) :	16/11/2009
Meeting Date :	12/01/2010
Meeting Location (if available) :	490 - 688 West Hastings Street, Vancouver, BC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	98849Q101	CA98849Q1019

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for YUKON-NEVADA GOLD CORP